Filed pursuant to Rule 433

Registration Statement No. 333-178546

January 21, 2014

Relating to Preliminary Prospectus Supplement

dated January 21, 2014

Republic of Colombia

Final Pricing Term Sheet

U.S. $2,000,000,000 5.625% Global Bonds due 2044

Issuer:	Republic of Colombia

Transaction:	5.625% Global Bonds due 2044

Expected Issue Ratings*:	Baa3 / BBB / BBB

Format:	SEC Registered

Issue and Payment Currency	U.S. dollars

Principal Amount:	U.S.$2,000,000,000

Pricing Date:	January 21, 2014

Settlement Date:	January 28, 2014 (T+5)

Make-Whole Call:	Prior to August 26, 2043 at a discount rate of Treasury Yield plus 30 basis points

Par Call:	On and after August 26, 2043 (6 months before the maturity date) redeemable at 100%

Maturity Date:	February 26, 2044

Interest Payment Dates:	February 26th and August 26th of each year, commencing August 26, 2014 (long first coupon), to the holders of record on February 11th and August 11th preceding each payment date

Benchmark Treasury:	3.625% UST due August 15, 2043

Benchmark Treasury Yield:	3.747%

Spread to Benchmark Treasury:	+190 bps

Yield to Maturity:	5.647%

Coupon:	5.625%

Price to public:	99.677%, plus accrued interest, if any, from January 28, 2014

Net Proceeds (before expenses) to Issuer:	U.S.$1,988,540,000 plus accrued interest, if any, from January 28, 2014

Day Count:	30/360

Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof

Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Bookrunners:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312514015282/d658212d424b3.htm

Clearing:	DTC

CUSIP/ISIN	195325 BR5 / US195325BR53
*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at +1(800) 221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1(800) 294-1322.

2